UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42416

Elong Power Holding Limited

(Translation of registrant’s name into English)

Gushan Standard Factory Building Project

Ganzhou New Energy Vehicle Technology City

West Gushan Road and North Xingguang Road

Ganzhou City, Jiangxi Province, 341000, PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change in Registrant’s Certifying Accountant

On June 19, 2025, the audit committee of the board of directors of Elong Power Holding Limited (the “Company”) resolved to release UHY LLP (“UHY”) as the Company’s independent registered public accounting firm, effective June 19, 2025. On June 20, 2025, the Company engaged Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm. The audit committee of the Company’s board of directors approved the decision to change accountants.

During the two most recent fiscal years and the subsequent interim period preceding June 19, 2025, UHY did not provide any adverse opinion or qualifications on the Company’s financial statements, except for the inclusion of an explanatory paragraph as to the Company’s ability to continue as a going concern in UHY’s report on the financial statements as of and for the fiscal year ended December 31, 2023 (the most recent fiscal year for which UHY has issued a report). During the two most recent fiscal years and the subsequent interim period preceding June 19, 2025, there were (a) no “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of UHY, would have caused UHY to make reference to such disagreement in its reports, and (b) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the Company’s two most recent fiscal years and through June 20, 2025, neither the Company nor anyone on the Company’s behalf consulted with Enrome regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered by Enrome on the Company’s financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided UHY with a copy of the foregoing disclosure prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested that UHY furnish the Company with a letter addressed to the SEC, pursuant to Item 16F(a)(3) of Form 20-F, stating whether it agreed with the above statements and, if it did not agree, the respects in which it did not agree. A copy of the letter from UHY, dated June 24, 2025, is filed as Exhibit 15.1 to this report.

Exhibits

Exhibit No.	Description

15.1	Letter from UHY.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2025	ELONG POWER HOLDING LIMITED

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chairperson and Chief Executive Officer